Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 No.’s 333-134779, 333-89994, 33-59564, 333-87534, 333-81163, 333-80971, 333-118504) of The Dixie Group, Inc. of our report dated March 5, 2007, except for Notes D, J, K, L and Q, as to which the date is July 12, 2007, with respect to the consolidated financial statements and schedule of The Dixie Group, Inc., and our report dated March 5, 2007, except for the effects of the material weakness described in the sixth paragraph of that report, as to which the date is July 12, 2007, with respect to The Dixie Group, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of The Dixie Group, Inc. included in the Annual Report (Form 10-K/A) for the year ended December 30, 2006.

/s/ Ernst & Young LLP

Atlanta, Georgia

July 12, 2007